

October 31, 2013

Via E-mail
Tony Lauritzen
Chief Executive Officer
Dynagas LNG Partners LP
97 Poseidonos Avenue & 2 Foivos Street
Glyfada, 1667, Greece

> **Re:** **Dynagas LNG Partners LP**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed October 29, 2013**
> **File No. 333-191653**

Dear Mr. Lauritzen:

We have reviewed your responses to the comments in our letter dated October 25, 2013 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Prospectus Cover Page

1. Please remove references to the "joint book-running managers and "co-managers" from the prospectus cover page.

2. Please identify your general partner's limited call right on the cover page of the prospectus.

Prospectus Summary, page 1

Borrowing Activities, page 9

3. We note your disclosure on page 11 that on October 29, 2013 your lenders provided you "with their consent to issue guarantees under three of [your] Sponsor's credit facilities and to repay the $140 Million Shareholder Loan." Please clarify here that you paid the $140 Million Shareholder Loan in April 2012 without obtaining the necessary lender consent.

Our Cash Distribution Policy and Restrictions on Distributions, page 70

Forecasted Results of Operations, page 74

Summary of Significant Forecast Assumptions, page 78

Maintenance Capital Expenditures, page 80

4. We note your revised disclosure in response to prior comment 13. Please revise so that sufficient detail is presented to enable a reader to recalculate. In this regard, please include the fact that you are calculating the costs for three vessels over the five year period to the next drydrocking.

Financial Statements, page F-1

Unaudited Interim Balance Sheet as of June 30, 2013, page F-2

Audited Balance Sheet for the Year Ended December 31, 2012 and 2011, page F-19

5. We note that as a result of the covenant waivers, and consent for guarantees and repayment of shareholder loans granted by your lenders on October 29, 2013, you have reclassified your current liabilities from previously callable debt at each balance sheet date to long-term liabilities as of December 31, 2012 and 2011, and also June 30, 2013, due to the fact that the debt is no longer callable. Please note that pursuant to ASC 470-10-45-11 debt that is callable due to covenant violations must be classified as current liabilities unless the waiver obtained subsequent to the balance sheet date is obtained before the financial statements are issued. In this regard, we believe that your financial statements were considered to be issued upon filing of the Form F-1 on our EDGAR system on October 10, 2013. As the waiver was obtained subsequent to the issuance of the financial statements for the periods ended December 31, 2012 and 2011, and the six months ended June 30, 2013, this reclassification of the debt obligations to long-term liabilities is not appropriate. Please revise your financial statements to present the amount of debt considered callable at December 31, 2011, December 31, 2012 and June 30, 2013 as a result of the covenant violations, as current liabilities in accordance with ASC 470-10-45-1. Please refer to ASC 855-10-25-4 for further guidance and revise accordingly. Please note, if you revise to include your interim financial statements for the nine months ended September 30, 2013, the debt may be appropriately classified as a long-term liability as of September 30, 2013, as the financial statements for this period have not yet been issued.

Notes to the Unaudited Interim Consolidated Financial Statements, page F-7

12. Earnings per Unit, page F-16

6. Please revise to disclose how you allocate net income to each class of partnership interests. Note 12 on page F-40 should be similarly revised.

Exhibit 5.1

7. We note your response to our prior comment 21. Please have counsel provide an opinion regarding the units sold by the selling unitholder.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark at (202) 551-3624 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Gary J. Wolfe, Esq.
        Seward & Kissel LLP